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                                                                 EXHIBIT (a) (9)


Contact:  Eric Schiffer
          Senior Vice President
          213-980-8145

          99CENTS ONLY STORES ANNOUNCES SUCCESSFUL COMPLETION OF EXCHANGE
                      OFFER FOR UNIVERSAL INTERNATIONAL, INC.

               UNIVERSAL SHAREHOLDERS APPROVE AMENDMENT TO BYLAWS IN
                            CONNECTION WITH TRANSACTION

City of Commerce, CA - September 17, 1998 -- 99CENTS Only Stores (NYSE:NDN) announced today that 4,429,809 shares of the Common Stock of Universal International, Inc. ("Universal") (Nasdaq: UNIV) (which includes 203,340 shares subject to guaranteed delivery), representing over 47% of the total issued shares of Universal Common Stock, have been tendered and not validly withdrawn pursuant to 99CENTS Only Stores' exchange offer to acquire all of the issued shares of Universal at an exchange ratio of one share of 99CENTS Only Stores Common Stock for each 16 shares of Universal Common Stock (the "Offer"). Prior to commencement of the exchange offer, 99CENTS Only Stores owned 4,500,000 shares of Universal Common Stock, representing approximately 48% of the total issued shares. As a result of the exchange offer, 99CENTS Only Stores will own over 95% of the total issued shares of Universal Common Stock. All other conditions to the Offer have now either been satisfied or waived. 99CENTS Only Stores has declared the Offer for shares of Universal Common Stock unconditional in all respects, and the Expiration Date of 5:00 p.m., New York City time, on September 16, 1998 has not been extended.

At a special meeting of shareholders on September 15, 1998, Universal shareholders approved an amendment to the Bylaws of Universal in connection with the transaction.

David Gold, Chairman and Chief Executive Officer of 99CENTS Only Stores, commented, "We are pleased by the number of shareholders of Universal who tendered their common stock of Universal in the exchange offer. We welcome our new shareholders. We believe the acquisition of Universal is an important step in the continued growth of our Company." Richard Ennen, Chief Executive Officer of Universal, commented, "We welcome the opportunity to be part of the future growth of the combined companies."

99CENTS Only Stores, the nation's oldest existing one price retailer, is opening its 58th retail store today in Huntington Beach, California, and plans to open its 59th store in Highland Park, California on September 24, 1998 and its 60th store in Baldwin Park, California on September 29, 1998.

Universal sells quality "close-out" merchandise through its 51 Only Deals retail stores in Minnesota, the surrounding upper Midwest region and Texas and its 22 Odd's-N-End's retail stores in upstate New York.

This press release contains forward-looking statements, as referenced in the Private Securities Litigation Reform Act of 1995 (the "Act"). Forward-looking statements are inherently unreliable


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and actual results may differ.  Factors which could cause actual results to differ materially from these forward-looking statements include changes in the competitive market place, general economic conditions, factors affecting the retail industry in general, the timing of new store openings, the ability of the Company to acquire inventory at favorable costs and other factors discussed in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



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